September 30, 2024

Ngo Chiu Lam
Chief Executive Officer
Skyline Builders Group Holding Limited
Office A, 15/F, Tower A, Capital Tower
No. 38 Wai Yip Street
Kowloon Bay
Hong Kong

       Re: Skyline Builders Group Holding Limited
           Amended Draft Registration Statement on Form F-1
           Submitted September 16 and September 23, 2024
           CIK No. 0002031009
Dear Ngo Chiu Lam:

     We have reviewed your amended draft registration statement and have the following comments.

        Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR.
If you do not believe a comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

        After reviewing the information you provide in response to this letter and your amended draft registration statement or filed registration statement, we may have additional comments. Unless we note otherwise, any references to prior comments are to comments in our
September 5, 2024 letter.

Amended Draft Registration Statement on Form F-1
Management's Discussion and Analysis...
Liquidity and Capital Resources, page 61

1. We note your revised disclosure in this section in response to prior comment 4; however, the maturity dates for much of your debt as disclosed including in the table starting on page 61 and in your disclosure on page 63 appear to have passed. We note, for example, your disclosure that you re-drew from your revolving loan facilities, resulting in an outstanding balance of US$6,358,678 as of July 31, 2024. Please revise your disclosure throughout this section to clarify the current status of your indebtedness.
 September 30, 2024
Page 2

Consolidated Financial Statements
2. Summary of Significant Accounting Policies
Revenue Recognition, page F-13

2. We note your response to prior comment 7. Please further expand your disclosures to state when you expect to recognize revenues related to unsatisfied (or partially unsatisfied) performance obligations. Refer to ASC 606-10-50-13(b).
17. Segment Reporting, page F-33

3. We note your response to prior comment 12 that the Company operates in a single segment that represents its core business as an Approved Public Works Contractor involving integrated services such as site formation, reinforced concrete works, and drainage, which are components of comprehensive contracts rather than distinct products or services. Please further clarify for us whether the Company is providing only road and drainage work in its contracts whereby the construction activities you disclose as undertaken by the Company on page 76 such as site formation works, reinforced concrete structure works, road and drainage works, earthworks and landscape works are integrated into the final deliverable or whether the Company also engages specifically in providing contracts related to site formation, drainage and reinforced concrete projects separately as the final deliverable. In that regard, we note the disclosure on page 73 related to the overview of civil engineering works in Hong Kong which seems to view road and drainage work and site formation as separate segments in the civil engineering works industry. It also appears there are sub categories such as construction and maintenance for some of these categories. We remind you that the disclosure requirements in ASC 280-10-50-40 are required even if a Company operates in a single reportable segment.
       Please contact Ameen Hamady at 202-551-3891 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Ruairi Regan at 202-551-3269 or Brigitte Lippmann at 202-551-3713 with any other questions.



                                                            Sincerely,

                                                            Division of
Corporation Finance
                                                            Office of Real
Estate & Construction
cc:   Lawrence S. Venick, Esq.